Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Announces Purchase of Remaining Kai Yuan Finance Center Building Space

Shijiazhuang, Hebei Province, China – August 12, 2016 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka. AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today announced that the Company has entered into an agreement to purchase the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property, which consists of 30 floors and an underground parking garage, totals over 119,000 square meters, and houses the Hilton Shijiazhuang, a premiere 594-room hotel operated by Hilton Worldwide.

In late 2012, the Company purchased 23 floors, or 60,000 square meters, of newly constructed office space in the Kai Yuan Finance Center building. Located on East Main Street in the city of Shijiazhuang, the 245-meter tall Kai Yuan Finance Center is the tallest building in Shijiazhuang and Hebei province. The Company moved its headquarters to the new space in 2013, leasing any remaining unoccupied space, which has since been reported as property lease and management income.
Standing 245 meters tall, the Kai Yuan Finance Center is the tallest building in Shijiazhuang and Hebei province. It is located in the central business area of the city.

The remaining building space and the entity that operates the Hilton Shijiazhuang is being purchased for approximately $119.9 million. The Company will also assume approximately $257.0 million in debt as part of the acquisition, resulting in a total transaction value of approximately $376.9 million. The $119.9 million purchase price will be payable within 12 months of the signing of the equity transfer agreement, and any unpaid amounts after 12 months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of August 10, 2016), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of the real estate being acquired was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third-party appraisal. In addition, the seller is guaranteeing certain levels of profitability for the three years following the acquisition and will make up any shortfalls from the prescribed profit targets.

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “We believe making this investment in owning the entirety of the iconic Kai Yuan Finance Center will enhance the Company’s credibility and elevate its public profile, which, in turn, will increase customer confidence in the Fincera brand that has undergone a significant transformation with the Company’s change in business focus. We continue working to grow and develop our Internet-based businesses, which initially launched in late 2014, and are pleased to be providing affordable financial service offerings to underserved SMBs and individuals in China.”

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About Fincera Inc.:

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) (fka. AutoChina International) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Changing principles of generally accepted accounting principles;
•	Continued compliance with government regulations;
•	Legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
•	Fluctuations in consumer demand;
•	Management of rapid growth;
•	General economic conditions;
•	Changes in government policy;
•	China’s overall economic conditions and local market economic conditions;
•	The Company’s ability to expand through strategic acquisitions;
•	The Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
•	The results of future financing efforts; and
•	Geopolitical events.

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In this press release, forward-looking statements include those related to the pending acquisition of hotel operations. Such acquisition includes various risks, including that:

•	The hotel operations may not be profitable after a subsidy provision expires;
•	The acquisition is outside the scope of the Company's core operations; and
•	The entry into a new business may not be viewed favorably by investors and could adversely affect its share price.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@fincera.net

Investor Relations

The Equity Group Inc.

Carolyne Y. Sohn

Senior Associate

(415) 568-2255 / csohn@equityny.com

Adam Prior

Senior Vice President

(212) 836-9606 / aprior@equityny.com